Exhibit 99.1

The9 Limited to Hold Annual General Meeting on December 27, 2024, and to

Issue Class B Ordinary Shares to its Chief Executive Officer

Shanghai, China, November 20, 2024 – The9 Limited (Nasdaq: NCTY) (the “Company”), an established Internet company, today announced that it has called an extraordinary general meeting (the “AGM”) of shareholders and has approved the issuance of Class B ordinary shares to its chairman of the Board of Directors and chief executive officer Mr. Jun Zhu.

AGM

The AGM will be held at the BNY Mellon Office, Room No. 4, 26/F Three Pacific Place, 1 Queen’s Road East, Hong Kong on December 27, 2024 at 2:00 p.m., Hong Kong time to consider and vote on the following proposals (the “Proposals”) as further detailed in the notice of the AGM (the “Notice”):

1. “THAT:

Mr. Davin Alexander Mackenzie, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class II Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.”

“THAT:

Mr. Chau Kwok Keung, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class II Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.”

“THAT:

Mr. Ka Keung Yeung, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class II Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.”

“THAT:

Mr. George Lai (Lai Kwok Ho), whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class III Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2027 Annual General Meeting or until his successor is duly elected and qualified.”

Directors’ biography is set forth on page 126 of the 2023 Annual Report on Form 20-F available at http://www.the9.com/.

2. “THAT the authorized share capital of the Company shall be increased and amended to US$500,000,000 divided into (i) 43,000,000,000 Class A ordinary shares of a par value of US$0.01 each (“Class A Ordinary Shares”), (ii) 6,000,000,000 Class B ordinary shares of a par value of US$0.01 each (“Class B Ordinary Shares”) and (iii) 1,000,000,000 shares of a par value of US$0.01 each of such class or classes as the Board may determine in accordance with the Amended M&AA (as defined below), in each case having rights, preferences, privileges and restrictions set forth in the Amended M&AA, through the following variation and amendment:

by the creation of an additional 45,000,000,000 shares of a par value of U$0.01 each, consisting of (i) 38,700,000,000 Class A Ordinary Shares, (ii) 5,400,000,000 Class B Ordinary Shares, and (iii) 900,000,000 shares of a par value of US$0.01 each of such class or classes as the Board may determine in accordance with the Amended M&AA.

3. “THAT the Company’s Third Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association in the form as attached as Exhibit A to the Notice (the “Amended M&AA”). The material amendments of the Amended M&AA to the Current M&AA are set forth as the Exhibit B to the Notice.

The detailed Proposals and additional information regarding the AGM can be found in the Notice and the form of proxy for the AGM. The Notice and form of proxy for the AGM are available on the Company’s website at https://www.the9.com/newsroom, and will also be furnished to the Securities and Exchange Commission on Form 6-K on or about November 20, 2024. In addition, the Company’s proxy materials (including the final proxy statement) will be mailed to shareholders and ADS holders.

The Board of Directors of the Company recommends that the Company’s shareholders and ADS holders vote FOR the Proposals.

The Board of Directors of the Company has fixed the close of business on November 25, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive the Notice or any adjournment or postponement thereof. Holders of record of ordinary shares of the Company at the close of business on the Record Date are entitled to notice of, to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Issuance of Class B Ordinary Shares

The Board of Directors of the Company has approved the issuance of 50,000,000 Class B ordinary shares to its chairman of the Board of Directors and chief executive officer Mr. Jun Zhu, in light of the Company’s expected revival of its online gaming business and its business expansion strategies of investing into, and creating joint ventures with, various companies in the artificial intelligence and online gaming industries potentially through share-based payments, which may lead to a substantial increase in the total issued and outstanding ordinary shares of the Company. The Board of Directors approved this issuance of Class B ordinary shares to ensure continuous control over the Company by its current management and retain long standing professional expertise and resources of Mr. Zhu in the online gaming industry.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potentially,” “expected,” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this current report is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.corp.the9.com/